U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

August 27, 2018

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Monetta Trust (the "Trust")
File Nos. 033-54822 and 811-07360

To Whom It May Concern:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the "1933 Act"), the Trust, on behalf of its series the Monetta Young Investor Fund and the Monetta Fund (the "Funds"), submits this application for withdrawal of the following Post-Effective Amendments to the Trust's Registration Statement on Form N-1A:

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
50	6/15/2018	485APOS	0000894189-18-003378
51	8/14/2018	485BXT	0000894189-18-004402

Post-Effective Amendment No. 50 was filed for the primary purpose of changing the name of the Monetta Young Investor Fund to the Monetta Active-Passive Equity Fund.  The Trust filed Post-Effective Amendment No. 51 for the sole purpose of extending the original effective date of Post-Effective Amendment No. 50.  No securities were sold in connection with these Post-Effective Amendments.  The Trust is filing this application for withdrawal because the Trust has determined not to continue with the proposed name change of the Monetta Young Investor Fund at this time.

Pursuant to the requirements of Rule 478 of the 1933 Act, this application for withdrawal of the Post-Effective Amendments set forth above has been signed by the President of the Trust this 27th day of August, 2018.

If you have any questions or require further information, please contact Michael D. Barolsky of U.S. Bancorp Fund Services, LLC at (414) 765‑5586 or michael.barolsky@usbank.com.

Sincerely,

/s/ Robert S. Bacarella
Robert S. Bacarella
President
Monetta Trust